EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

for the Six Months Ended
June 30, 2017

(expressed in U.S. Dollrs, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company")
have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
AS AT	June 30, 2017	December 31,
	(unaudited)	2016
ASSETS
Current
Cash and cash equivalents	$778,787	$913,562
Investment in trading securities, at fair value cost of $445,897 (December 31, 2016 - $511,672) (Note 4)	254,759	248,592
Receivables and other assets	672,507	190,227
Inventory	6,320	240,657
Total current assets	1,712,373	1,593,038
Restricted cash (Note 7)	221,322	221,322
Equipment (Note 5)	596,721	347,202
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$3,264,838	$2,895,984

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	$344,018	$269,613
Warrant liability (Note 8)	1,000	1,000
Asset retirement obligation (Note 7)	211,372	216,000
Total current liabilities	556,390	486,613

Total liabilities	556,390	486,613
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding 48,029,917 common shares (December 31, 2016 – 48,174,417 common shares)	48,030	48,174
Additional paid in capital	31,833,281	31,870,683
Accumulated deficit	(28,300,343)	(28,583,385)
Total Xtra-Gold Resources Corp. stockholders’ equity	3,580,968	3,335,472
Non-controlling interest	(872,520)	(926,101)
Total equity	2,708,448	2,409,371
TOTAL LIABILITIES AND EQUITY	$3,264,838	$2,895, 984

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 12)

“James Longshore”	“James Schweitzer”
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
(unaudited)
	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
EXPENSES
Amortization	$27,810	$34,831	$49,800	$69,662
Exploration	130,648	195,411	204,605	268,791
General and administrative	61,996	161,439	158,804	240,124
LOSS BEFORE OTHER ITEMS	(220,454)	(391,681)	(413,209)	(578,577)

OTHER ITEMS
Foreign exchange gain (loss)	16,867	9,616	25,951	3,570
Interest expense	—	(4,157)	—	(6,258)
Net gain (loss) on trading securities	29,422	15,443	29,702	23,313
Other income	1,796	1,864	4,179	3,792
Change in fair value warrant derivative liability	—	(100,922)	—	(100,922)
Recovery of gold	545,028	174,094	690,000	336,209
	593,113	95,938	749,832	259,704

Consolidated income (loss) for the period	372,659	(295,743)	336,623	(318,873)

Net income attributable to non-controlling interest	(43,034)	(325)	(53,581)	(7,300)
Net income (loss) attributable to Xtra-Gold Resources Corp.	$329,625	$(296,068)	$283,042	$(326,173)

Basic and diluted income (loss) attributable to common stockholders per common share	$0.01	$(0.01)	$0.01	$(0.01)
Basic and diluted weighted average number of common shares outstanding	48,067,302	46,648,126	48,118,856	46,114,076

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Expressed in U.S. Dollars)
(unaudited)

	Common Stock
			Additional			Non-
	Number		Paid in	Subscriptions		Controlling
	of Shares	Amount	Capital	Receivable	Deficit	Interest	Total

Balance, December 31, 2015	45,662,417	$45,662	$31,095,966	$—	$(28,102,501)	$(939,274)	$2,099,853
Private placement	2,500,000	2,500	691,228	—	—	—	693,728
Stock-based compensation	—	—	89,643	—	—	—	89,643
Repurchase of shares	(105,500)	(105)	(15,638)	—	—	—	(15,743)
Stock option exercises	408,000	408	48,348	—	—	—	48,756
Loss for the period	—	—	—	—	(326,173)	7,300	(318,873)
Balance, June 30, 2016	48,464,917	$48,465	$31,909,547	$—	$(28,428,674)	$(931,974)	$2,597,364
Repurchase of shares	(290,500)	(291)	(38,864)	—	—	—	(39,155)
Stock option exercises	—	—	—	—	—	—	—
Loss for the period	—	—	—	—	(154,711)	5,873	(1,575,438)
Balance, December 31, 2016	48,174,417	$48,174	$31,870,683	$—	$(28,583,385)	$(926,101)	$2,409,371
Repurchase of shares	(306,500)	(306)	(55,800)	—	—	—	(56,106)
Stock option exercises	162,000	162	18,398	—	—	—	18,560
Income for the period	—	—	—	—	283,042	53,581	336,623
Balance, June 30, 2017	48,029,917	$48,030	$31,833,281	$—	$28,300,343	$(872,520)	$2,708,448

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(unaudited)
	Six Month	Six Month
	Period Ended	Period Ended
	June 30, 2017	June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Gain (loss) for the period	$336,623	$(318,873)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	49,800	69,662
Change in asset retirement obligation	(4,628)	32,400
Stock-based compensation	—	89,643
Change in fair value warrant derivative liability	—	100,922
Unrealized foreign exchange gain	(23,983)	(10,396)
Purchase of trading securities	(27,742)	(65,839)
Proceeds on sale of trading securities	75,259	—
Net gain on sales of trading securities	(29,702)	(23,313)
Changes in non-cash working capital items:
(Increase) decrease in receivables and other assets	(482,280)	(145,931)
Decrease (Increase) in inventory	234,337	(169,292)
(Decrease) Increase in accounts payable and accrued liabilities	74,405	7,054

Net cash provided by (used in) operating activities	202,089	(433,963)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(299,318)	—
Net cash used in investing activities	(299,318)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of capital stock, net of financing costs	18,560	742,484
Repurchase of capital stock	(56,106)	(15,743)
Net cash (used in) provided by financing activities	(37,546)	726,741

Change in cash and cash equivalents during the year	(134,775)	292,778

Cash and cash equivalents, beginning of the year	913,562	862,552

Cash and cash equivalents, end of the year	$778,787	$1,155,330

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

1.	HISTORY AND ORGANIZATION OF THE COMPANY

Silverwing Systems Corporation (the “Company”), a Nevada corporation, was incorporated on September 1, 1998. On June 23, 1999, the Company completed the acquisition of Advertain On-Line Canada Inc. (“Advertain Canada”), a Canadian company operating in Vancouver, British Columbia, Canada. The Company changed its name to Advertain On-Line Inc. (“Advertain”) on August 19, 1999. Advertain Canada’s business was the operation of a web site, “Advertain.com”, whose primary purpose was to distribute entertainment advertising on the Internet.

In May 2001, the Company, being unable to continue its funding of Advertain Canada’s operations, decided to abandon its interest in Advertain Canada. On June 15, 2001, the Company sold its investment in Advertain Canada back to Advertain Canada’s original shareholder. On June 18, 2001, the Company changed its name from Advertain to RetinaPharma International, Inc. (“RetinaPharma”) and became inactive.

In 2003, the Company became a resource exploration company. On October 31, 2003, the Company acquired 100% of the issued and outstanding common stock of Xtra-Gold Resources, Inc. (“XGRI”). XGRI was incorporated in Florida on October 24, 2003. On December 19, 2003, the Company changed its name from RetinaPharma to Xtra-Gold Resources Corp.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited (“Canadiana”) and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited (“Goldenrae”). Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.

On October 20, 2005, XGRI changed its name to Xtra Energy Corp. (“Xtra Energy”).

On October 20, 2005, the Company incorporated Xtra Oil & Gas Ltd. (“XOG”) in Alberta, Canada. This subsidiary was struck from the records in 2014.

On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited (“XG Exploration”).

On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited (“XG Mining”).

On March 2, 2006, the Company incorporated Xtra Oil & Gas (Ghana) Limited (“XOGG”) in Ghana.

On November 30, 2012, the Company changed its residency address from the USA to the British Virgin Islands.

2.	CONTINUANCE OF OPERATIONS

The Company is in the early stages of development and as is common with any exploration company, it raises financing for its exploration and acquisition activities. The Company has recorded net income of $283,042 for the six-month period ended June 30, 2017 and has accumulated a deficit of $28,300,343. Results for the six-month period ended June 30, 2017 are not necessarily indicative of future results. However, these historical losses raise substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan, which is typical for junior exploration companies. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company (“Management”) is of the opinion that sufficient financing will be obtained from external financing and further share issuances to meet the Company’s obligations. At the six-month period ended June 30, 2017, the Company has working capital of $1,155,983, which would not be sufficient to fund the required exploration programs for a period greater than 12 months after the date the financials are issued. The Company’s discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2016, included in our Annual Report on Form 20-F, filed with the SEC on March 30, 2017. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company’s management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2017 and December 31, 2016, cash and cash equivalents consisted of cash held at financial institutions.

Receivables and other assets

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of June 30, 2017 and December 31, 2016, the Company did not record an allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost and net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The condensed consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of June 30, 2017, there were 1,397,000 warrants (December 31, 2016 - 1,397,000) and 1,650,000 stock options (December 31, 2016 – 1,920,000) outstanding which have not been included in the weighted average number of common shares outstanding because these were anti-dilutive in periods of gain or loss. In periods of profitability these shares did not materially affect the per share information.

Foreign exchange

The Company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Cash in Canada is primarily held in financial institutions. Balances on hand may exceed insured maximums. Cash in Ghana is held in banks with a strong international presence. Ghana does not insure bank balances.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2017, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
		Markets	Inputs	Inputs
	June 30, 2017	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$778,787	$778,787	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	254,759	254,759	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,253,868	$1,254,868	$—	$(1,000)

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	$913,562	$913,562	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	248,592	248,592	—	—
Warrant liability	(1,000)	—	—	(1,000)
Total	$1,382,476	$1,383,476	$—	$(1,000)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources. The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of June 30, 2017, the Company held $675,455 (December 31, 2016- $694,941) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recent accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for us in the first quarter of fiscal 2018 and we do not plan to early adopt. We have not yet selected a transition method and we are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 will become effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance is not expected to have a material impact upon our financial condition or results of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

On February 24, 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of fiscal 2020. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in an effort to reduce the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the potential impact this ASU will have on the consolidated financial statements and related disclosures.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

4.	INVESTMENTS IN TRADING SECURITIES

At June 30, 2017, the Company held investments classified as trading securities, which consisted of various equity securities. All trading securities are carried at fair value. As of June 30, 2017, the fair value of trading securities was $254,759. (December 31, 2016 – $248,592).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

	June 30, 2017	December 31, 2016
Investments in trading securities at cost	$445,897	$511,672
Unrealized gains (losses)	(191,138)	(263,080)
Investments in trading securities at fair market value	$254,759	$248,592

5.	EQUIPMENT

		June 30, 2017
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,738,849	1,188,712	550,137
Vehicles	358,936	312,352	46,584
	$2,126,417	$1,529,696	$596,721

The Company expensed $49,800 for amortization in the six-month period ended June 30, 2017.

		December 31, 2016
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and equipment	$8,358	$8,358	$—
Computer equipment	20,274	20,274	—
Exploration equipment	1,464,478	1,144,382	320,096
Vehicles	333,989	306,883	27,106
	$1,827,099	$1,479,897	$347,202

The Company expensed $69,662 for amortization in the six-month period ended June 30, 2016 and $139,323 for amortization for the year ended December 31, 2016.

6.	MINERAL PROPERTIES

	June 30,	December 31,
	2017	2016

Acquisition costs	$1,607,729	$1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	$734,422	$734,422

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

Kibi, Kwabeng and Pameng Projects

The Company holds an individual mining lease over the lease area of each of the Kibi Project, the Kwabeng Project and the Pameng Project, all of which are located in Ghana. The mining leases for the Kwabeng and Pameng Projects grant the Company mining rights to produce gold in the respective lease areas until July 26, 2019. We have renewed the lease for a 15 year extension of our Kibi Project (formerly known as the Apapam Project) which expired December 17, 2015. The extension is in accordance with the terms of application and payment of fees to the Minerals Commission of Ghana (“Mincom”). All gold production will be subject to a production royalty of the net smelter returns (“NSR”) payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license (“PL”) securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects. This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project. Subsequent to the year ended December 31, 2010, the Government of Ghana granted two mining leases for these Projects dated January 6, 2011. These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project. These mining leases supersede the PL previously granted to the Company. Among other things, both mining leases require that the Company (i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter); (ii) pay annual ground rent of GH¢260.00 (USD$167) for the Banso Project and GH¢280.00 (USD$180) for the Muoso Project; (iii) commence commercial production of gold within two years from the date of the mining leases; and (iv) pay a production royalty to the Government of Ghana. The Company has filed for the necessary permits to commence work on the project. The permits were approved and work has commenced on the properties.

The Company executed a letter of intent (“LOI”) with Buccaneer Gold Corp. (“Buccaneer”), formerly Verbina Resources Inc., a company related by two directors in common, on July 21, 2010 whereby Buccaneer could acquire an undivided 55% interest in the Company’s interest in the mineral rights of the Company’s Banso and Muoso concessions (“Concessions”). On January 21, 2011, the terms of the agreement were amended.

On November 22, 2016, the Company announced that Buccaneer had abandoned its rights in respect of the Concessions.

Mining lease and prospecting license commitments

The Company is committed to expend, from time to time fees payable (a) to the Minerals Commission for: (i) an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence); (ii) a grant of a mining lease (currently $100,000); (iii) an extension of a mining lease (currently $100,000); (iv) annual operating permits; and (v) the conversion of a reconnaissance license to a prospecting license (currently $20,000); (b) to the Environmental Protection Agency (“EPA”) (of Ghana) for: (i) processing and certificate fees with respect to EPA permits; (ii) the issuance of permits before the commencement of any work at a particular concession; or (iii) the posting of a bond in connection with any mining operations undertaken by the Company; (c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed; and (d) an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the areas covered by the Company’s mining leases and future reconnaissance and prospecting licenses and such other financial commitments arising out of any approved exploration programs in connection therewith.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

7.	ASSET RETIREMENT OBLIGATION

	June 30,	December 31,
	2017	2016

Balance, beginning of year	$216,000	$145,029
Change in obligation	(4,628)	70,971
Accretion expense	—	—
Balance, end of year	$211,372	$216,000

The Company has a legal obligation associated with its mineral properties for cleanup costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $211,372 (2016- $216,000, 2015 - $145,029). During 2017, 2016 and 2015, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred. The Company has been required by the Ghanaian government to post a bond of US$221,322 which has been recorded in restricted cash.

8.	CAPITAL STOCK

Issuances of shares

During the year ended December 31, 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the year ended December 31, 2016, the Company issued 408,000 shares at CAD$0.15 per share for proceeds of $48,756 on exercise of stock options.

During the period ended June 30, 2017, the Company issued 162,000 shares at CAD$0.15 per share for proceeds of $18,560 on exercise of stock options.

Cancellation of shares

During the year ended December 31, 2016, a total of 396,000 common shares were re-purchased for $69,774 and cancelled.

During the period ended June 30, 2017, a total of 306,500 common shares were re-purchased for $56,106 and cancelled.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the “2011 Plan”) and cancelled the 2005 equity compensation plan. Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant. The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval. The maximum term of options granted cannot exceed 10 years.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

The TSX’s rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company’s directors and by the Company’s shareholders. The Board approved all unallocated options under the Option Plan on March 26, 2014 which was approved by the Company’s shareholders at the annual and special meeting held on June 19, 2014.

At June 30, 2017, the following stock options were outstanding:

Number of	Exercise	Expiry Date
Options	Price

54,000	CAD$0.50	June 1, 2020
63,000	CDN$0.15	June 1, 2020
48,000	CDN$0.225	June 1, 2020
90,000	CDN$0.50	July 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
108,000	CDN$0.15	June 10, 2021
125,000	CDN$0.65	July 25, 2021
382,000	CDN$0.15	December 31, 2022
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2017		December 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
		Price		Price
Outstanding, beginning of year	1,920,000	$0.23	2, 235,000	$0.16
Granted	—	—	525,000	$0.36
Exercised	(162,000)	$0.12	(408,000)	$0.12
Cancelled/Expired	(108,000)	$0.36	(432,000)	$0.16
Outstanding, end of period	1,650,000	$0.23	1,920,000	$0.23

Exercisable, end of period	1,650,000	$0.23	1,920,000	$0.23

The aggregate intrinsic value for options vested and for total options as of June 30, 2017 is $69,755 (December 31, 2016 - $57,059). The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2017 is 6.0 years (December 31, 2016 - 5.60 years).

The weighted average fair value of stock options granted, vested, and modified during the period ended June 30, 2017 was $nil (year ended December 31, 2016 - $104,519) which has been included in general and administrative expense.

There were 400,000 option grants during 2016 to an insider of the Company at $0.31 (CAD$0.40) . A further 125,000 options were granted during 2016 to a consultant of the company at $0.50 (CAD$0.65) . The following assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2016:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

	2017	2016

Risk-free interest rate	—	1.75%
Expected life	—	4 to 7.5 years
Annualized volatility	—	61% - 65%
Dividend rate	—	—

Warrants

At June 30, 2017 and December 31, 2016, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

1,397,000	CAD$0.65	August 25, 2017

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2017		2016

Balance, beginning of period	1,397,000	CAD$ 0.65	—
Issued	—		1,397,000	CAD$0.65
Exercised	—		—
Expired	—		—
Balance, end of period	1,397,000	CAD$ 0.65	1,397,000

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. The common share purchase warrants described above are denominated in CAD dollars and the Company’s functional currency is the US dollar. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712. The fair value of the warrants estimated at June 30, 2017 and December 31, 2016 using the Black-Scholes Options Pricing Model was $1,000.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. At June 30, 2017 and December 31, 2016, the fair value adjustment was recognized in the consolidated statement of operations.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

9.	RELATED PARTY TRANSACTIONS

During the periods ended June 30, 2017 and June 30, 2016, the Company entered into the following transactions with related parties:

	June 30, 2017	June 30, 2016

Consulting fees paid or accrued to officers or their companies	$308,520	$314,943
Directors’ fees	1,124	1,091

Stock option grants to officers and directors	—	400,000
Stock option grant price range	—	$0.31

Of the total consulting fees noted above, $171,028 (June 30, 2016 - $92,744) was incurred by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $85,514 (June 30, 2016 - $46,372) of this amount. As at June 30, 2017, $116,820 (December 31, 2016 - $47,792) remains payable to this related company and $5,000 (December 31, 2016 - $5,000) remains payable to the related party for expenses earned for work on behalf of the Company.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30,	June 30,
	2017	2016

Cash paid during the period for:
Interest	$—	$6,258
Income taxes	$—	$—

There were no significant non-cash transactions during the periods ended June 30, 2017 and June 30, 2016.

11.	SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties. Geographic information is as follows:

	June 30,	December 31,
	2017	2016

Cash and restricted cash:
Canada	$675,455	$772,535
Ghana	324,654	362,349
Total cash and restricted cash	1,000,109	1,134,884
Capital assets
Canada	—	—
Ghana	1,331,143	1,081,624
Total capital assets	1,331,143	1,081,624
Total	$2,331,252	$2,216,508

XTRA-GOLD RESOURCES CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
June 30, 2017
(unaudited)

	Six months	Six months
	2017	2016
Net (loss) profit:
Canada	$(199,191)	$(391,868)
Ghana	482,233	65,695
Total	$283,042	$(326,173)

12.	CONTINGENCY AND COMMITMENTS

a)

The Company leases 881 square feet for its corporate office located at Suite 902, 357 Bay Street, Toronto, Ontario. The lease has a 60 month term commencing November 1, 2012, at approximately CAD$3,667 (US$2,731) per month. Payments in the next four months are $11,001 and $nil thereafter.

b)

In late 2009, the Government of Ghana announced an increase in the gross overriding royalty (“GOR”) required payable by all mining companies in the country from 3% to 5%. The industry standard remained at 3% due to stability agreements which were in place with a number of companies. From the commencement of gold recovery in July 2010 to September 2010, the Company paid the GOR at 5% and as of October 2010, the Company began to pay the GOR at 3% until July 1, 2011 when the Company again paid the royalty at 5%. As a result of this decision, there is a potential unrecorded liability of $84,300 related to 2010 activities and a recorded liability of $120,000 related to 2011 activities. Although the Company believes it is unlikely that these amounts will become payable a provision has been recorded due to the uncertainty of the timing of the increase.

c)

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit. The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

13.	SUBSEQUENT EVENT NOTE

Subsequent to June 30, 2017, an aggregate of 50,000 common shares were re-purchased for $9,188 (CAD$12,250), and were cancelled.